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                          May 26, 2022

       Ali Parsadoust
       Chief Executive Officer
       Babylon Holdings Ltd
       1 Knightsbridge Green
       London, SW1X 7QA
       United Kingdom

                                                        Re: Babylon Holdings
Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed May 20, 2022
                                                            File No. 333-265128

       Dear Dr. Parsadoust:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chuck Cassidy, Esq.